SUPERCOM LTD
3 Rothschild Street
Tel Aviv 6688106
Israel

June 3, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Mail Stop 3561
Washington, D.C. 20549
Attn: Gregory Herbers

Re:	SuperCom Ltd. Registration Statement on Form F-1 Filed May 27, 2022 File No. 333-265293

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SuperCom Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated so that it will become effective at 12:00 p.m. Eastern Time on Wednesday, June 8, 2022, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466.

Sincerely,

SUPERCOM LTD.

By:	/s/ Ordan Trabelsi
Name:	Ordan Trabelsi
Title:	President and Chief Executive Officer

Cc:	Sarit Molcho, Adv. (S. Friedman & Co) Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)